Mail Stop 4561

February 5, 2008

Mr. Albert W. Ondis
Chairman and Chief Executive Officer
Astro-Med, Inc.
600 East Greenwich Avenue
West Warwick, RI 02893

      Re: Astro-Med, Inc.
           Form 10-K for Fiscal Year Ended January 31, 2007
           Form 10-Q for Quarter Ended November 3, 2007
           File No. 000-13200

Dear Mr. Ondis:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended November 3, 2007

Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

(3) Revenue Recognition, page 6

1.   We note your disclosures regarding bill and hold arrangements. Please describe
        in detail how you have considered each of the criteria in SAB Topic 13(A)(3)(a)
        when recognizing revenue from bill and hold arrangements. As part of your
        response, please provide us with the following:

        •   Describe to us how you conclude that the risks of ownership have passed to
            the customer;

        •   Explain to us how you determine that your customers have requested the bill
            and hold transactions and identify the form in which these requests are made;
            and

        •   Confirm that there is a stated, fixed delivery schedule.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 12

2.   We note your disclosure here and on page 14 of your tax rate excluding "one-time
        tax adjustments." These appear to be non-GAAP measures. Please tell us how
        you considered the requirements of Item 10(e)(1) of Regulation S-K.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Senior Staff Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief